UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934

Chartwell International, Inc.

(Name of Issuer)

Common Stock, par value $0.001

(Title of Class of Securities)

161399 20 9

(CUSIP Number)
Faisal A. Alhegelan
1093 Ave Marechal Juin
Cap D’Antibes, France  06160
Phone #3 349 367 5671

(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)

January 6, 2009

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See §§ 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.   161399 20 9
1.	Names of Reporting Persons. Faisal A. Alhegelan I.R.S. Identification Nos. of above persons (entities only).
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3	SEC Use Only
4.	Source of Funds (See Instructions) N/A
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) N/A
6.	Citizenship or Place of Organization	SAUDI ARABIA
Number of Shares Bene-ficially by Owned by Each Reporting Person With	7. Sole Voting Power	1,200,000
	8. Shared Voting Power	0
	9. Sole Dispositive Power	1,200,000
	10. Shared Dispositive Power	0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person	1,200,000
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11)	7.4% (1)
14.	Type of Reporting Person (See Instructions)	IN
(1) % calculation based on total number of Issuer’s outstanding Shares as of November 13, 2008 which equals 16,287,900.

Item 1.  Security and Issuer.

(a)	Title of Security: Common Stock, $0.001 par value per share (the “Shares”).

(b)	Name of Issuer: Chartwell International, Inc., a Nevada corporation (the “Issuer”).

(c)	The Issuer’s principal executive office:

    140 East Main Street
    Middletown, New York  10940

Item 2.  Identity and Background.

(a)	The Reporting Person filing this statement is Faisal A. Alhegelan.

(b)	The Reporting Person does not have a business address.

(c)	The Reporting Person is Retired.

(d)	Reporting Person, within the last five years, has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)
The Reporting Person, during the last five years, has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction, and as a result of such proceeding, was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to United States federal or state securities laws or finding any violation with respect to such laws.

(f)	Reporting person is a citizen of Saudi Arabia.

Item 3.  Source and Amount of Funds or Other Consideration.

Reporting Person agreed to defer interest due in the amount of $134,995 on a secured convertible promissory note dated April 30, 2006 in the principal amount of $3,000,000 (the “Note”), issued to the Reporting Person by Issuer through December 31, 2008 in return for the issuance of 1,200,000 shares of common stock of the Issuer.

Item 4.  Purpose of the Transaction.

On January 6, 2008, Reporting Person was issued 1,200,000 shares of common stock from Issuer in exchange for deferring all accrued and unpaid interest in the amount of $134,995, due on the Note.

Reporting Person has no current plans or proposals which relate or would result in any of the following:

(a)           The acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

(b)           An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

(c)           A sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

(d)           Any change in the present Board of Directors or management of the Issuer, including any plans or proposals to change the number or term of Directors or to fill any existing vacancies on the Board;

(e)           Any material change in the present capitalization or dividend policy of the Issuer;

(f)           Any other material change in the Issuer’s business or corporate structure including, but not limited to, if the Issuer is a registered closed-end investment company, any plans or proposals to make any changes in its investment policy for which a vote is required by Section 13 of the Investment Company Act of 1940;

(g)           Changes in the Issuer’s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;

(h)           Causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(i)           A class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended, or

(j)           Any action similar to any of those enumerated above.

Item 5.  Interest in Securities of the Issuer.

(a)	Reporting Person beneficially owns 1,200,000 or 7.4% of the Shares.

(b)           Reporting Person has the sole power to vote and sole power to dispose of 1,200,000 Shares.

(c)           Not applicable

(d)           Not applicable

(e)           Not applicable.

Item 6.  Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Except as disclosed in Item 3, the Reporting Person has no other contracts, arrangements, understandings or relationship with respect to Securities of Issuer.

Item 7.  Materials to be Filed as Exhibits.

Not applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: January 6, 2009	/s/ Faisal A. Alhegelan
Faisal A. Alhegelan